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                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2001

                     --------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                     --------------------------------------

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F  X                           Form 40-F ______
                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes _____                               No  X
                                                           ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                   FORM 6-K/A
                              MONTH OF AUGUST 2001

Filed with this Form 6-K/A is the following:



o Management's Discussion and Analysis of Financial Conditions and Results of Operations for the six months ended June 30, 2001, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

o        Celestica   Inc.'s   second   quarter  2001   consolidated   financial
information, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

o Letter, dated July 24, 2001, from Computershare, Celestica Inc.'s transfer agent, addressed to the Canadian provincial securities commissions, The Toronto Stock Exchange, The New York Stock Exchange and the Securities and Exchange Commission, confirming the mailing of Celestica Inc.'s second quarter 2001 consolidated financial information to registered shareholders and non-registered shareholders, the text of which is attached hereto as Exhibit
99.3 and is incorporated herein by reference.

         The letter, dated July 24, 2001, from Celestica Inc.'s transfer agent is not incorporated by reference in Celestica Inc.'s registration statements on Form S-8 (Nos. 333-9500, 333-9822, 333-9780 and 333-66726) or on Forms F-3 (Nos.
333-12272 and 333-50240), or the prospectuses included therein, or any registration statement filed hereafter by Celestica Inc. with the Securities and Exchange Commission.


Exhibits
--------

99.1  - Management's Discussion and Analysis

99.2  - Second Quarter 2001 Consolidated Financial Information

99.3  - Transfer Agent Letter




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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                                              CELESTICA INC.




Date: August 8, 2001             BY:  /s/ Elizabeth DelBianco
                                      -------------------------------------
                                      Name:  Elizabeth DelBianco
                                      Title:  Vice President &  General Counsel


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                                  EXHIBIT INDEX


         EXHIBIT                    DESCRIPTION
         -------                    -----------

99.1                 Management's Discussion and Analysis.

99.2                 Second Quarter 2001 Consolidated Financial
                     Information

99.3                 Transfer Agent Letter